SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ Javier Astaburuaga

Javier Astaburuaga
Chief Financial Officer
Date: March 19, 2015

FEMSA Shareholders Approved

Ps. 7,350 Million Dividend

Monterrey, Mexico, March 19, 2015 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”; NYSE: FMX; BMV: FEMSAUB, FEMSAUBD) (“FEMSA” or the “Company”) held its Annual Ordinary General Shareholders Meeting today, during which the shareholders approved the Company’s annual report for 2014 prepared by the Chief Executive Officer, the Company’s consolidated financial statements for the year ended December 31, 2014 and the election of the Board of Directors and its Committees for 2015.

The shareholders approved the payment of a cash dividend in the amount of Ps. 7,350 million, consisting of Ps. 0.4581 per each Series "D" share and Ps. 0.3665 per each Series "B" share, which amounts to Ps. 2.1992 per "BD" Unit (BMV: FEMSAUBD) or Ps. 21.992 per ADS (NYSE: FMX), and Ps. 1.8327 per "B" Unit (BMV: FEMSAUB). The dividend payment will be split in two equal payments, payable on May 7, 2015 and November 5, 2015. In addition, the shareholders established the amount of Ps. 3,000 million as the maximum amount that could potentially be used for the Company’s share repurchase program during 2015.

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FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries. In the retail industry it participates with FEMSA Comercio, operating various small-format store chains including OXXO, the largest and fastest-growing in the Americas.  Additionally, through FEMSA Strategic Businesses, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA’s business units and third-party clients.